

02005916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34069

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SF Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 4990
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherwin T. Begoun — 312-554-7507 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/15/02

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan Shapiro, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of SF Investments, Inc., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

20th day of February, 2002



Signature



Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Nathan Shapiro - President

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

SF Investments, Inc.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934



AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

SF Investments, Inc.
Table of Contents
December 31, 2001


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Stockholder of
SF Investments, Inc.

We have audited the accompanying statement of financial condition of SF Investments, Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SF Investments, Inc. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 25, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

SF Investments, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 147,522
Receivable from and deposit with clearing brokers	695,419
Securities owned	5,551,364
Other assets	123,280
Total assets	$ 6,517,585

Liabilities and Stockholder's Equity

Liabilities	
Securities sold, not yet purchased	$ 200,700
Accounts payable and accrued expenses	73,902
Total liabilities	274,602
Stockholder's equity	
Common stock, $100 par value; 1,000 shares authorized, 100 shares issued	10,000
Additional paid-in capital	1,077,969
Less Treasury stock (5 shares, at cost)	(317,050)
Retained earnings	5,472,064
Total stockholder's equity	6,242,983
Total liabilities and stockholder's equity	$ 6,517,585

See accompanying notes.

Note 1 Nature of Activities and Significant Accounting Policies

SF Investments, Inc. (the "Company") is a registered broker-dealer in securities and manages security portfolios for customers, primarily based in Chicago. All transactions are cleared on a fully disclosed basis through other broker-dealers.

Commission revenue and related expenses are recorded on the accrual basis. Securities transactions are recorded on the trade date.

Cash includes money market funds with maturities of less than 90 days at the date of purchase and are carried at cost plus accrued interest, which approximate fair value.

Investments consist of financial instruments (including derivatives) used for trading purposes and are recorded in the statement of income at fair value at the reporting date. Realized and unrealized changes in fair values are recognized in net trading revenue in the period in which the changes occur. Interest revenue arising from trading instruments is included in the statement of income as a part of net trading gains.

Securities sold short but not yet purchased represent obligations to deliver specific securities and thereby create liabilities to repurchase the securities in the open market at the then prevailing market prices. The closing of the Company's short sales of securities may involve payments which are in excess of the liabilities reflected on the statement of financial condition.

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at market and consist of:

	Long	Short
Equity securities	$ 5,551,364	$ 200,700

Note 3 Related-Party Transactions

The Company derives a portion of its brokerage commissions by executing security transactions on behalf of its stockholder and various affiliated entities.

Note 4 Commitments

Minimum annual rentals under a noncancelable lease for office space that expires in 2005, excluding additional payments for certain increases in operating and maintenance costs and real estate taxes, are approximately as follows:

2002	$ 158,000
2003	163,000
2004	167,000
2005	14,000
	$ 502,000

Note 5 Employee Benefit Plan

During 1995, the Company established a defined contribution plan, as defined under Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees of the Company and allows for immediate eligibility. Any employer match of participants' contributions is discretionary. In addition, the plan allows for a further discretionary contribution to be made by the employer based on profits.

Note 6 Off-Balance-Sheet Credit and Market Risk

Customers' securities transactions are cleared through a clearing broker. Under the terms of its agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to the guidelines, the customers may be required to deposit additional collateral or reduce positions.

Receivables from and the deposit with clearing brokers represent a concentration of credit risk and relate primarily to commissions receivable on customers' transactions and securities transactions. The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, when necessary, the clearing brokers with which it conducts business.

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased at prices that may exceed the market value reflected from time to time in the statement of financial condition. The Company monitors such risk on a daily basis.

Note 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $100,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had adjusted net capital and net capital requirements of $5,953,505 and $100,000, respectively.

Note 8 Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for income taxes on his share of the Company's taxable income. The Company, however, is subject to the Illinois replacement tax.